SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

ISOTIS S.A.
 (Exact name of registrant as specified in its charter)

18-20 Avenue de Sevelin,
1004, Lausanne
Switzerland
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X|	Form 40-F |_|

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes |_|	No |X|

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 9, 2004
IsoTis S.A.

By	/s/ Pieter Wolters
Name: Pieter Wolters Title: Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release: IsoTis Reports Positive Allox Phase 2 Trial - Establishes Complete Wound Closure in 57% of Patients with Optimal dose

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